UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

(Fee required)
For the fiscal year ended March 31, 2006

or

☐	Transitional report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

(Fee required)
For the transition period from ____ to _____ .

Commission File No. 0-16116

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

IMPCO Investment and Tax Savings Plan c/o
Impco Technologies, Inc.
(formerly AirSensors, Inc.)
3030 South Susan Street
Santa Ana, CA 92704

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IMPCO Technologies, Inc.
(formerly AirSensors, Inc.)
3030 South Susan Street
Santa Ana, CA 92704

Table of Contents

Financial Statements Filed as Part of This Report:

Page
Report of Independent Registered Public Accounting Firm	4
Statements of Net Assets Available for Plan Benefits as of March 31, 2006 and 2005	5
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended March 31, 2006	6
Notes to Financial Statements	7 - 11
Supplemental Schedule:
Form 5500 - Schedule H-Part IV—Line 4i—Schedule of Assets (Held at End of Year) as of March 31, 2006	12

Note: Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the 401(k) Committee of the IMPCO Investment and Tax Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

September 20, 2006

IMPCO INVESTMENT AND TAX SAVINGS PLAN

By:	/s/ KELLY NILA
Kelly Nila Plan Administrator

Index to Exhibits

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

IMPCO Technologies, Inc. 401(k) Committee
Santa Ana, California

We have audited the accompanying statements of net assets available for plan benefits of the IMPCO Investment and Tax Savings Plan (the “Plan”) as of March 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended March 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of March 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Costa Mesa, California September 15, 2006	/s/ BDO Seidman, LLP

IMPCO Investment and Tax Savings Plan
Statements of Net Assets Available for Plan Benefits
As of March 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value:
Interest bearing cash	$1,001,333	$1,074,190
Mutual funds	7,004,266	5,998,603
Common collective fund	194,595	150,546
IMPCO Technologies, Inc. common stock	231,235	258,098
Participant Loans	419,663	449,132
Total Investments	8,851,092	7,930,569
Receivables:
Participant contributions receivable	20,315	2,945
Employer contributions receivable	8,130	12,194
Total receivables	28,445	15,139
Net assets available for plan benefits	$8,879,537	$7,945,708

See accompanying notes to financial statements.

IMPCO Investment and Tax Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended March 31, 2006

2006
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$245,038
Participant loan interest income	24,330
Net appreciation in fair value of investments	722,390
Total Investment income	991,758
Contributions:
Participant contributions	598,039
Participant rollover contributions	70,401
Employer, net of forfeitures of $18,889	235,951
Total contributions	904,391

Total additions	1,896,149

Deductions from net assets attributed to:
Benefits paid to participants	962,320

Total deductions	962,320

Net increase	933,829
Net assets available for plan benefits at beginning of year	7,945,708

Net assets available for plan benefits at end of year	$8,879,537

See accompanying notes to financial statements.

IMPCO Investment and Tax Savings Plan
Notes to Financial Statements

1.	Description of the Plan

General

The IMPCO Investment and Tax Savings Plan (the “Plan”) is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted July 1, 1984, amended in 1988, 1993 and 1999. In 2002, the Plan was amended to incorporate certain provisions of the General Agreement of Tariffs and Trade, the Uniform Services Employment Reemployment Right Act, the Small Business Job Protection Act, the Taxpayer Relief Act of 1997, the Internal Revenue Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively “GUST”) and the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). In June 2005, the Plan was amended to allow participants with account balances less than $5,000 who terminate employment and who do not elect a distribution to have their account balances automatically rolled over into an Individual Retirement Account (IRA). In addition, in November 2005, the Plan was amended to change the vesting computation period from the Plan year to the twelve-month period beginning on the date of hire and each anniversary date from the date of hire. Lastly, in February 2006, the Plan was amended to add two additional Safe Harbor provisions for hardship withdrawals. All Plan assets are held by the Plan Trustee, Mercer Trust Company (“Mercer”). Effective January 1, 2005, Mercer’s name was changed from Putnam Fiduciary Trust Company.

All employees of IMPCO Technologies, Inc. (the “Company”) who are at least age 21 or older are eligible to participate in the Plan.

The Board of Directors of the Company has appointed certain of its officers and employees to act as an 401(k) Committee. The 401(k) Committee is responsible for management and control of the operation and the administration of the Plan. The 401(k) Committee has the sole discretion to determine the participant’s eligible compensation for making pre-tax election contributions to participant’s accounts. The 401(k) Committee has determined the eligible compensation excludes car allowances, moving allowances and severance payments for the year ended March 31, 2006. Mercer Trust Company (“Mercer”) has been engaged to perform certain administrative services (i.e., day-to-day record keeping of the Plan) and provide assistance to the 401(k) Committee.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Contributions

Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% up to 100% of compensation, as defined in the Plan, each payroll period, up to a maximum of $15,000 and $14,000 for calendar years 2006 and 2005, respectively. The Company matches 100% of the first 3% of compensation contributed by employees.

All Employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414 (v) of the Internal Revenue Code (“IRC”).

“Rollover” contributions from other qualified plans are accepted by the Plan. The Company does not match contributions of this type.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions and (b) Plan net earnings. Participant contributions and Company contributions are allocated into the separate funds based on election by the participants while Plan net earnings are allocated based on the specific net earnings of the separate fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance.

Participants may change the current allocation among their accounts at any time through notification to Mercer. Upon reallocation, Mercer then notifies the Company of any designated changes made to a participant’s account. Participants may also change the allocation of future participant and Company contributions.

IMPCO Investment and Tax Savings Plan
Notes to Financial Statements

1.	Description of the Plan (continued)

Vesting

Participants have a 100% non-forfeitable right to their “salary deferral account” and “rollover account” (i.e., participant contributions plus actual net earnings thereon) upon withdrawal from the Plan. The Plan uses a graduated vesting schedule for Company contributions and related earnings as follows:

Years of Service	Vested Percentage

Less than 2 years	0%

2 years but less than 3 years	25%

3 years but less than 4 years	50%

4 years but less than 5 years	75%

5 years or more	100%

A participant must complete 1,000 hours of service during a vesting computation period for it to count as one year of service. In November 2005, the vesting computation period was amended from the Plan year to the twelve-month period beginning on the date of hire and each anniversary date from the date of hire.

The participant also becomes 100% vested when he or she reaches retirement age, becomes disabled while employed by the Company, or upon death while employed by the Company.

Investment Options

Individual participants designate the way in which their contributions and employer contributions are invested and may change their investment designation at any time within several investment options offered by the Plan. Effective March 31, 2004 participants were no longer able to select the Company’s common stock as an investment option. Plan participants were not required to re-allocate previously contributed funds invested in the Company’s common stock and accordingly such investments not re-allocated are reflected in the accompanying statements of net assets available for plan benefits for the Plan years ended March 31, 2006 and 2005.

Participant Loans

Participants may borrow up to 50% of their vested account balance subject to the Plan restrictions. Participants may borrow a minimum of $1,000, up to a maximum of $50,000. The loans are secured by the participants’ accounts and bear interest at a rate of Federal Reserve Prime plus 1%. The term of participant loans may not exceed five years except under certain conditions as defined in the Plan. Principal and interest are paid ratably through payroll deductions. The interest rate on participant loans at March 31, 2006 and 2005 ranged from 5.00% to 8.95%. In the event that a participant terminates employment with the Company, any participant loans outstanding become immediately due and payable.

Payment of Benefits

Upon termination of service, participants are entitled to receive a distribution of the vested portion of their accounts. Upon retirement, participants shall receive a distribution of the entire vested value of their accounts. Benefits may also be accessed in the event of disability or death.

Conditions of Withdrawal

Anytime prior to termination of employment with the Company, a participant may request for a hardship withdrawal from the participant’s account if the reason for the hardship qualifies under the safe harbor provisions of the Plan. The participant will then be precluded from making contributions to the Plan for six months following their hardship withdrawal. In addition, a Plan participant may withdraw up to the entire balance of his or her Plan account if over age 59-1/2.

IMPCO Investment and Tax Savings Plan
Notes to Financial Statements

1.	Description of the Plan (continued)

Forfeitures - Forfeitures of non-vested Plan assets are used to reduce the Company’s contributions. Total forfeited non-vested accounts totaled $57,538 and $37,196 at March 31, 2006 and 2005, respectively, and will be used to reduce future employer contributions. Employer contributions were reduced by forfeited non-vested accounts totaled $18,889 for the year ended March 31, 2006.

2.	Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting. Benefits are reported when paid.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value or estimated fair value as of the date of the financial statements. Investments in mutual funds are valued at quoted market prices as of the date of the financial statements. Investments in the common collective fund are valued at net asset value of shares held by the Plan as of the date of the financial statements. The Company’s common stock is valued at its quoted market price as of the date of the financial statements. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or as of the date of the financial statements for unrealized appreciation (depreciation).

Risks and Uncertainties

The Plan’s investment in the Company’s common stock amounted to $231,235 and $258,098 as of March 31, 2006 and 2005, respectively. Such investment represented approximately 2.6% and 3.2% of the Plan’s total assets as of March 31, 2006 and 2005, respectively. For risks and uncertainties regarding IMPCO Technologies, Inc., the participants should refer to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and its Quarterly Reports on Form 10-Q for the three months ended March 31, 2006 and for the three and six months ended June 30, 2006, respectively, as amended.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

The Plan participates in various investment options that comprise of securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Administrative and Contract Expenses

Administrative and contract expenses are paid by the Company, though it is not required to do so in the future.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

IMPCO Investment and Tax Savings Plan
Notes to Financial Statements

3.	Investments

The fair market value of individual investments that represent 5% or more of the Plan’s net assets as of March 31, 2006 and 2005 is as follows:

	2006		2005
Investments Valued at Fair Value as Determined by Quoted Market Prices:
Interest bearing cash:
Putnam Money Market Fund	$1,001,333		$1,074,190
Mutual Funds:
Putnam Investors Fund	1,157,947		1,035,064
Putnam Asset Allocation Fund - Balanced Portfolio	981,703		771,360
Putnam International Equity Fund	943,526		703,850
Putnam Equity Income Fund	1,223,392		1,102,098
Putnam American Government Income Fund	434,350	*	467,388
Putnam Discovery Growth Fund	1,135,260		991,709
Other (less than 5%)	1,128,088		927,134
Total Mutual Funds	7,004,266		5,998,603
Other-Common Stock (less than 5%)	231,235		258,098
	8,236,834		7,330,891
Investments Valued at Estimated Fair Value:
Participant Loans	419,663		449,132
Other-Common collective fund (less than 5%)	194,595		150,546
	614,258		599,678

Total Investments	$8,851,092		$7,930,569

*Investment value is less than 5% of the Plan’s net assets available for Plan benefits.

During the year ended March 31, 2006, the Plan’s investments (including investments purchased and sold as well as held during the year) net appreciation in value by $722,390 as follows:

2006
Investments Valued at Fair Value as Determined by Quoted Market Prices:
Mutual funds	$655,145
IMPCO Technologies, Inc. common stock	45,307
700,452
Investments Valued at Estimated Fair Value:
Common collective fund	21,938

Net appreciation in fair value of investments	$722,390

IMPCO Investment and Tax Savings Plan
Notes to Financial Statements

4.	Income Tax Status

The Company adopted the Putnam Fiduciary Trust Company Prototype Defined Contribution Plan, which received a favorable opinion letter from the Internal Revenue Service dated August 9, 2002 which stated that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.	Plan Termination

It is the intent of the Company to continue the Plan; however, the Company reserves the right to modify, suspend or terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, the participants become 100% vested, and the amounts in each participant’s account will be distributed as soon as administratively feasible, following the date on which a distribution is requested or is otherwise payable.

6.	Party-in-Interest Transactions

Certain Plan investments are managed by Mercer. Mercer is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to March 31 but not paid as of that date.

7.	Subsequent Event

On August 23, 2006, the stockholders of IMPCO Technologies, Inc. adopted the Agreement and Plan of Reorganization, dated June 27, 2006, by and among IMPCO Technologies, Inc., Fuel Systems Solutions, Inc. ("Fuel Systems") and IMPCO Merger Sub, Inc. (the "Agreement"). The reorganization contemplated by the Agreement was consummated on August 23, 2006. The Agreement and Plan of Reorganization was described in IMPCO Technologies, Inc.’s previous reports and Registration Statement on Form S-4 filed on June 27, 2006 and amended and declared effective on July 7, 2006. In accordance with the Agreement, IMPCO Technologies, Inc. became a wholly-owned subsidiary of Fuel Systems and every two shares of common stock of IMPCO Technologies, Inc. were exchanged for one whole share of common stock of Fuel Systems.

The common stock of Fuel Systems began trading on the Nasdaq Global Market under the symbol "FSYS" on August 25, 2006. As a result of the reorganization, the common stock of IMPCO Technologies, Inc., which was previously listed under the symbol "IMCO," ceased trading on the Nasdaq Global Market.

IMPCO Investment and Tax Savings Plan
Form 5500—Schedule H—Part IV—Line 4i—Schedule of Assets (Held at End of Year)
As of March 31, 2006
EIN: 91-103-9211
Plan Number: 001

Identity of Issue, Borrower, Lesser or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value

	Interest Bearing Cash:

*Mercer Trust Company	Putnam Money Market Fund (1,001,332.571 shares)		$1, 001,333

	Mutual Funds:

PIMCO Total Return Fund	PIMCO Total Return Fund Administrative Class (24,982.392 shares)		258,068
*Mercer Trust Company	Putnam Investors Fund (82,123.904 shares)		1,157,947
*Mercer Trust Company	Putnam American Government Income Fund (49,526.814 shares)		434,350
*Mercer Trust Company	Putnam OTC & Emerging Growth Fund (17,649.138 shares)		154,960
*Mercer Trust Company	Putnam Discovery Growth Fund (57,105.634 shares)		1,135,260
*Mercer Trust Company	Putnam Asset Allocation - Balanced Portfolio (84,995.944 shares)		981,703
*Mercer Trust Company	Putnam Asset Allocation - Conservative Portfolio (32,918.048 shares)		310,417
*Mercer Trust Company	Putnam International Equity Fund (32,818.281 shares)		943,526
*Mercer Trust Company	Putnam New Value Fund (15,125.154 shares)		282,538
*Mercer Trust Company	Putnam Equity Income Fund (70,269.512 shares)		1,223,392
Winslow Management Company	Winslow Green Growth Fund (5,792.448 shares)		122,105
			7,004,266
	Common Collective Fund:
*Mercer Trust Company	Putnam S & P 500 Index Fund (5,808.806 shares)		194,595
	Common Stock:
*IMPCO Technologies, Inc.	Common Stock (35,465.535 shares)		231,235
	Participant Loans:
*Participant Loans	Loans to participants, collateralized by vested account balances, interest at 5.00% - 8.95% per annum, maturing through 2015		419,663
	Total Investments		$8,851,092

*	Indicates party-in-interest to the Plan.
**	All investments are participant directed; therefore, disclosure of cost is not required.